                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                      POLLUTION RESEARCH AND CONTROL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   731-547-105
                                 (CUSIP Number)

                                NEIL C. SULLIVAN
           1901 AVENUE OF THE STARS, SUITE 2000, LOS ANGELES, CA 90067
                                  310-551-5261
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 23, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Cusip No.  731-547-105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Neil C. Sullivan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                            (a) / /
                                                            (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                    PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                      / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                    USA

NUMBER OF             7.     SOLE VOTING POWER             608,620
SHARES
BENEFICIALLY          8.     SHARED VOTING POWER           -0-
OWNED BY
EACH REPORTING        9.     SOLE DISPOSITIVE POWER        608,620
PERSON WITH
                     10.     SHARED DISPOSITIVE POWER      -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  608,620 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) INCLUDES CERTAIN
         SHARES
                                                           / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.90%

14.      TYPE OF REPORTING PERSON

                  IN

         Item 1.           Security and Issuer.

                  The class of equity securities to which this statement relates is shares of Common Stock, no par value, of Pollution Research and Control Corp., a California corporation (the "Company"), whose principal executive offices are located at 506 Paula Avenue, Glendale, California 91201.

         Item 2.           Identity and Background.

                  (a)      Name:  Neil C. Sullivan

                  (b)      Business address:

                           1901 Avenue of the Stars
                           Suite 2000
                           Los Angeles, CA  90067

                  (c)      Principal occupation:  Investor relations

                  (d) The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship:  U.S.A.

         Item 3.           Source and Amount of Funds or Other Consideration.

                  Mr. Sullivan utilized personal funds for the purchases described in Item 5(c).

         Item 4.           Purpose of Transaction.

                  Mr. Sullivan acquired the Company's securities for investment purposes. Mr. Sullivan does not have any plans to engage in any of the activities described in Item 4 of Schedule 13D.

         Item 5. Interest in Securities of the Issuer.

                  (a) Mr. Sullivan is the beneficial owner of 608,620 shares of the Company's common stock (including 300,000 shares which may be acquired upon the exercise of presently exercisable warrants), representing 6.90% of the outstanding shares of Common Stock of the Company, based on 8,524,565 shares outstanding on October 4, 1996, as advised by the Company.

                  (b) Mr. Sullivan has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares.

                  (c) On September 23, 1996, Mr. Sullivan purchased from the Company 350,000 shares of Common Stock and warrants to purchase 300,000 shares of Common Stock for an aggregate price of $300,000. The warrants are exercisable until September 20, 1999 at a price of $1.50 per share.

         Schedule A hereto, which is hereby incorporated herein by reference, sets forth all other transactions in the Company's common stock during the past 60 days by Mr. Sullivan, which transactions were effected on the over-the-counter market.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

                  (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

         Item 7. Material to be Filed as Exhibits.

                  None.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 1996                     /s/ Neil C. Sullivan
                                            --------------------
                                            Neil C. Sullivan

                                   SCHEDULE A

SHARES SOLD IN PRIOR 60 DAYS:

        1996            Number of
        Date             Shares                 Price
        ----            ---------               -----
        10/01           10,000                  1 3/8
        10/01           10,000                  1 9/32
        10/02            5,000                  1 11/32
        10/03            5,000                  1 11/32
        10/03            5,000                  1 1/4
        10/07            5,000                  1 5/16
        10/08            5,000                  1 1/4
        10/09           15,000                  1 1/4
        10/10            1,500                  1 1/4
        10/11            1,000                  1 1/4
        10/16            2,500                  1 3/16
        10/16            5,000                  1 3/16
        10/17           10,000                  1 1/8
        10/18           18,880                  1 5/32
        10/18            5,000                  1 1/8
        10/21            5,000                  1
        10/22            3,000                  1 3/32
        10/23            1,000                  1 3/32
        10/24            4,000                  1 5/32
        10/24            5,000                  1 3/16

SHARES PURCHASED IN PRIOR 60 DAYS

        10/04            5,000                $ 1 5/16
        11/05           10,000                  1 9/32
        11/05           10,000                  1 7/32
        11/07            6,000                  1 3/8
        11/08            6,500                  1 9/32
        11/14           10,000                  1 3/32
        11/15           10,000                  1 1/16
        11/15           13,000                  1 3/32
        11/20            1,000                  1
        11/21            9,000                  1